

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2023

Chris Urmson
Chief Executive Officer
Aurora Innovation, Inc.
1654 Smallman St.
Pittsburgh, PA 15222

> **Re: Aurora Innovation, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 21, 2023**
> **File No. 333-273378**

Dear Chris Urmson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby, Legal Branch Chief, with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology